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Free Writing Prospectus

VanEck Merk Gold Trust

James Machuga GoldSeek Interview

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James Machuga and Chris Waltzek

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Chris Waltzek:  Thanks for joining us at "Goldseek.com Radio" for another "Gold Nugget" segment. Today's featured guest, James Machuga from Merk Investments, makes his debut appearance.

James Machuga, Senior Vice President of Advisory Services at Merk Investments, with seven years of financial service experience, at least, with the company. Welcome to the show, on your debut appearance here.

James Machuga:  Thank you, and thanks for having me, Chris.

Chris:  I thought we could start off today with maybe a bit of levity. On Monday, former Fed head Alan Greenspan, you may have read that maybe some of his theories that just didn't work out as well as they did theoretically, "We need to return to a gold standard."

That would seem to imply a lack of faith or loss of faith in the Reserve currency. I thought the Federal Reserve was in charge of the US dollar.

James:  Yeah, and that's interesting. We get a lot of feedback that talks about whether or not going back to the gold standard would be an improvement or even feasible at this point. In our opinion, we see not only in the US, but globally, continuing to get further and further away from the gold standard.

We see central banks being more involved in rate decisions, which they historically have been, but also new quantitative easing methods that vary depending on which central bank is being more active.

At Merk, we talk about the fact that a gold standard may be something that you would like to implement for yourself, something to think about for your own portfolio, as the governments and the central bankers are really providing that type of backing for a physical gold component to back their currency any more.

We really encourage people to take it actively into their own investment, in their own hands.

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Chris:  It's sage advice, especially considering the Brexit. The pound sterling took quite a pummeling, if you will, following the news, which apparently surprised a lot of investors and led to readjustments within an institutional portfolios. The reserve currency of choice when Fiat money fails tends to be the precious metals.

Most mainstream economists wouldn't expect, or would not have taught their students in classroom scenarios to expect in their lifetimes major shifts, if you will, in primary themes in the underlying currencies.

I know that currency is, of course, a major focus of Merk investments. Perhaps you might give us some more feedback regarding the volatility in the market.

James:  Maybe I can start by saying, like you said, to conventional wisdom, that I don't think any professors or anybody who's historically looked at the markets can really compare this time that we're experiencing to anything that's occurred in the past.

The big combatant to gold, it seems, is any interestbearing instrument. People say, "Why own gold if it doesn't bear any interest? You could own cash. You could hold any other instrument that yields."

When you're in a period where central banks globally are at lower negative interest rates, the amount of outstanding debt that's out there isn't really feasible to be financed at higher interest rates, and you're expecting to have lower negative interest rates for a sustained period of time.

That brick of gold starts to look a lot more attractive, because nothing is paying you anything to hold cash, and in some cases, it's negative yield. I think that the medium to longerterm view for gold has really improved.

In regards to the Brexit, I thought it was interesting, right after the vote came in, that Mark Carney, the Governor of the Bank of England, said that he would intervene to support the financial markets, which was followed by Mario Draghi, who also reiterated his "whatever it takes" policy as financials were hit around Europe.

I think that this is something we're going to continue to see, and it leaked even over into the US, where we were talking about when the next interest rate hike is going to be. Now, they're talking about, potentially, an interest rate cut leading into the end of the year, and pushing off interest rate hikes until 2017.

What the Brexit brought back to the market was people looked to gold as a safe haven after [inaudible 04:10] , and you saw [inaudible 04:11] the extended case for gold really enforced by central bank policy announced right after.

In terms of currencies, one of the things that we like to look at because we saw some of the polling prior to the Brexit vote, what we like to do is look at implied volatility in the options market for currencies. When you have people that are levering up or buying increased insurance in the options market on a specific currency, it indicates to us volatility.

Volatility in currencies is typically a negative, so in terms of the pound, we saw a sharp selloff. You really need to see where "management" is going to take this Brexit over the next three, five years, and have a game plan together before you can have some rebuilding in the value of the currency or see a bottoming of that currency for a turnaround.

Chris:  Moving on to the next topic, more specifically, opportunities within the precious metals sector, Merk Investments quite interested in the potential for profits there. It's been a very challenging five years. Would you care to give us some underlying fundamental reasons for perhaps increasing exposure to the yellow metal?

James:  Yes. One of the key things that we look at in terms of gold is from a portfolio construction standpoint. We look back to 1970s and going up until today, you've got a correlation in gold to equities that's either zero or very close to zero. For people that have concerns about market volatilities, about their overall portfolios, we think that adding in a lowlycorrelated asset class like gold can create a lot of value.

On top of that, you have an average annual return going back to the '70s of about eight percent or so, and that starts to look attractive to many investors. Gold, over the past few years, has struggled. We saw a selloff after the peak, and also in, I believe it was April of...What was that? 2014? [laughs] It's hard to put the years together, but we saw the same thing that can happen in any market.

You had a lot of momentum buyers that got into gold, people that had chased returns. They had levered up their trades, and when they started to unwind them, the fall in gold was very drastic. It scared a lot of people from coming back into the gold market for years.

We don't think that that's indicative of just the gold market, but of any market. You look right now, in the equity markets over the past six years or so, risk premium has been compressed to very, very low levels, where you see evicts in the low teens versus the same periods of time, and investors going into equities that feel like it's more of a safer investment than historically it has been.

When volatility picks back up, just like it had in gold, you can see a vast unwinding of that in a rapid sense, and it can scare investors. We think that what we saw in gold a few years ago, in terms of drop in price, could very well happen in equities or in bonds.

Gold has become more attractive, because as equities has gone up over the last six years, as bonds has been in this super bold market for the past 20 years, gold looks relatively at a value.

It hadn't appreciated up with equities. It hadn't appreciated up with bonds in tandem as things have become more correlated. Now you're starting to see gold become a lot more attractive, and the price to rise. We think that from a portfolio construction standpoint, it makes sense because of its low correlation.

From a value standpoint, we see a lot more people looking for things that aren't overbought, and gold comes into that realm right now.

Chris:  Let's also address the precious metals shares. We've seen roughly, let's say, a 100 percent move from trough to peak here over the past several months in 2016. That of course, a very large, on a percentage basis, but the shares are known for volatility. Do you all like the concept of adding precious metals shares to the portfolio mix?

James:  We've done some backtesting to look at what the optimal mix is between gold and equities, and gold, equities, and bonds. What it amounts to is typically a higher amount than most investors would hold, and in the 20 percent range or so to get optimal riskadjusted returns.

What we like to share with people is gold is a volatile asset class. It's got a deviation in the 20s, which is similar to equities over time. Never own more than you feel comfortable with. You don't want to go to bed owning more gold than you feel comfortable with.

It really does vary, but we do think it's a valuable component for people to have in their portfolio, whether it be for a small amount because of the volatility that they don't want to add into their portfolio, or a larger amount.

When you are counteracting that with other investments, and you're diversified, it can create a smoother ride over time. It's a question that you have to trust with yourself, with your financial advisor, and come up with the right plan for you.

Chris:  Crude oil had suffered along with the commodities CRB index for several years, and rebounded as well this year. We've seen quite a move, from under $30 to around the $50 area, and then consolidation. Do you see further upside for crude, or will the economic uncertainty developing in the EU derail the advance in the energy sector?

James:  That's a great question, Chris. At Merk, we focus on monetary policy, currencies, and gold. Granted, the macro trends like the price of oil do impact some of our decisions, and some of the countries that are very impacted like Norway and Canada, and those countries that are tied closely to energy and oil.

In terms of the forecast for oil, I don't know if I can help you out too much there, other than the fact that the correlation between oil and equity is elevated. I think that when you see global tensions, you've seen oil fall back a little bit, as well as periods of lower volatility, oil's been able to advance.

The only thing that I can point people to consider is to monitor how it's trending relative to other things that you might invest in, because you don't want to get caught with too much.

I think that a topic that we've been discussing and one that's been more prevalent in the gold space is knowing how you own gold. There's different forms that you can. You can own them in miners, you can own them in bullion, you can lease gold, you can borrow against gold, whatever it may be.

In our focus at Merk, within our gold products, we try to keep it as pure as possible, 100 percent backed by gold bullion, and give investors the chance to take delivery at any time.

One of the charts that I see circulating is the amount of gold ounces in existence versus claims on gold. For every ounce that's out there, there's 500plus claims on that one ounce of gold. I'd just encourage investors to know what you own, to dive in deep and make sure that if you want to invest in gold bullion, the vehicle that you're using is, in fact, backed by gold bullion.

We're going to enter into a period of time where paperbacked gold, it just has a different dynamic. I would encourage the investors and your listeners to do their research and make sure that they know what they own in the gold space, and to reach out to us if you want to have any of those conversations as well.

Chris:  When the chips are down, any paper contract, there's always an extra question mark at the end there, as far as safety evaluation, return of investment. Nothing tops that physical component.

James Machuga, perhaps you could tell us a bit more about Merk Investments, and some of the interesting services you provide.

James:  Sure. Merk Investment is a mutual fund and ETF company based out of San Francisco. We have two [inaudible 12:02] mutual funds that are focused on the currency asset class, one that is a US dollar bearer type of fund. It gives your investors diversification outside of the US dollar.

The other is a tactical, long/short, actively managed currency strategy, which we seek to profit from currency moves on a daily basis.

Our third product is the VanEck Merk Gold ETF. The ticker on that is OUNZ, as in ounce. We launched this product a couple of years ago. The reason that we brought it to market is we wanted to have a product that was very pure and very transparent in the gold space. We launched OUNZ, which is 100 percent backed by physical gold on a daily basis.

It offers investors the option to take physical delivery of the gold at any time, which is not a taxable event, by taking physical delivery of gold. You can get gold in 1ounce coins or 10ounce bars, or all the way up to the London Bars, so we thought this was a very unique product to bring to market, and we've had fantastic growth and adoption in the marketplace, and we hope to continue having success there.

Chris:  Thank you so much.

James:  Thank you, Chris, for having me on today.

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Announcer:  Goldseek employees may or may not own shares. Nothing contained herein should be construed as investment advice.

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